

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via e-mail
Paul J. Berra III
Vice President, General Counsel and Secretary
Quinpario Acquisition Corp.
12935 N. Forty Drive, Suite 201
St. Louis, Missouri 61341

     Re: **Quinpario Acquisition Corp.**
             Revised Preliminary Proxy Statement on Scheduled 14A
             Filed May 2, 2014
             Response dated May 21, 2014
             File No. 001-36051

Dear Mr. Berra:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your proposed disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. In your Form 10-Q for the Period Ended March 31, 2014 you indicate that any transactions under the Backstop Commitment are contingent upon the closing of the Jason Business Combination. This is not reflected in the text of the agreement filed as Exhibit 10.10 nor in the disclosure in your preliminary proxy statement filed May 2, 2014 where you indicate that "[a]ny open market or privately negotiated transactions made pursuant to the Backstop Commitment are not contingent upon stockholder approval and the consummation of the closing of the Business Combination." Please revise or advise us as appropriate.

2. In consultation with the Office of Mergers & Acquisitions, we have reviewed your response to comment 2 of our letter dated May 16, 2014. You indicate that no purchases

Paul J. Berra III
Quinpario Acquisition Corp.
June 2, 2014
Page 2

have been made yet but that if purchases are made, there are no limits on the number of solicitees, shares purchased or the timing of purchases. While the staff of the Division of Corporation Finance will not undertake any further examination of your response at this time, please confirm that Quinpario Acquisition Corp. and its affiliates understand that the staff reserves the right to make further inquiry into this matter and make any recommendations it deems appropriate. Additionally, please note that if affiliates of Quinpario Acquisition Corp. make purchases of shares in the manner described in your response, the company and its affiliates are under a continuing obligation to consider whether such efforts represent the commencement of a tender offer.

3. We note that in footnote 3 to the table on page 6 of Exhibit A to your supplemental response dated May 21, 2014, you indicate that use of the Backstop Commitment is contingent upon the redemption of Quinpario Stock. You do not discuss such a condition elsewhere. Please clarify or revise your disclosure as appropriate.

4. Please revise your disclosure concerning the Backstop Commitment to indicate that: (i) the investors that are party to the Backstop Commitment will use reasonable best efforts to purchase shares in the open market or in privately negotiated transactions prior to the record date for the special meeting; (ii) any funds used in this manner will not be received by the company; and (iii) it is unlikely that Quinpario will receive the full $17.5 million contemplated by the Backstop Commitment.

5. Please ensure that your disclosure regarding the Debt Financing includes, where appropriate, a discussion of the flex provisions, what terms they apply to, and what the financing terms will be if the flex provisions are exercised and if they are not. If you believe that the flex provisions will be exercised, you may omit a discussion of what your financing arrangements would be absent the exercise of such provisions.

Risk Factors Relating to Jason's Indebtedness, page 50

6. We reissue comment 10 of our letter dated May 16, 2014. Please disclose any risks posed by restrictive covenants that are part of the Debt Financing, or advise us if no such covenants exist. Please also disclose the repayment terms of your contemplated debt. You stated in your supplemental response to comment 26 of our letter dated April 23, 2014 that the flex provisions allow for shorter maturity periods for your first and second lien term loans, but it is unclear whether the terms that you disclose are reflective of the exercise of these shorter maturity periods.

Background of the Business Combination, page 100

7. We reissue comment 12 of our letter dated May 16, 2014. Please expand your disclosure to address the positions taken by the parties and why the terms that were agreed upon were mutually acceptable, particularly with regard to the mechanics of determining the estimated sales.

Certain Company Projected Financial Information, page 120

8. We note that the projected financial information of Jason that you presented in response to comment 14 of our letter dated May 16, 2014 appears unchanged despite the fact that it no longer reflects the adjustments made by Quinpario's management. Please advise.

Jason's Management's Discussion and Analysis of Financial Condition and … page 191

9. Please refer to comment 22 of our letter dated May 16, 2013. We note that your proposed disclosure provides contextual information regarding the functioning of Jason's business, but not trends that affect or may affect it. Please ensure that your discussion includes any known trends or uncertainties that have had or that you reasonably expect will have a material impact on revenues or income from continuing operations. We note that your revised disclosure does not address the trends underlying the projections, nor the projections themselves, from page 40 of your investor presentation included in your Form 8-K filed on May 9, 2014.

You may contact Ernest Greene at (202)551-3733 or John Cash at (202)551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Kenneth A. Schlesinger, Esq. (*via e-mail*)
       Olshan Frome Wolosky LLP